Mail Stop 3561

December 26, 2006

David Stocknoff, President
Diet Coffee, Inc.
16 East 40th Street, 13th Floor
New York, NY 10016

> **Re:** **Diet Coffee, Inc.**
> **Amendment No. 1 to Registration Statement on Form SB-2**
> **Filed December 6, 2006**
> **File No. 333-137210**

Dear Mr. Stocknoff:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Risk Factors, page 7

1. We note your response to comment 4 in our letter dated October 4, 2006 and partially reissue the comment. In this regard, for example, it appears that you revised the risk factor beginning "We may be subject to product liability…" on page 10 to merely add "Slim Coffee." This type of revision does not appear to change the substance of the risk factor, which remains generic in that it could equally apply to any similarly situated business.

2. We note your response to comment 6 in our letter dated October 4, 2006 and reissue the comment.

Industry Overview, page 23

3. We note your references to the Marketdata. It appears you are referring to a study or report published by the Marketdata. Please provide copies of this study to us, appropriately marked and dated.

Intellectual Property, page 24

4. We note your response to comment 21 in our letter dated October 4, 2006, where you revised your disclosure to state that you have agreements to license the trademarks "Slim Coffee" and "Diet Coffee." As these agreements appear to be material to your business operations, please disclose the material terms of these license agreements, and if written, please file these agreements as exhibits. Further, it appears that you deleted your disclosure describing your right to use the trademark "Coffee Slim," which you acquired from MERCACOMMERCE S.A. DE C.V. Please tell us the status of your right to use this trademark and revise if appropriate.

5. We note your response to comment 22 in our letter dated October 4, 2006. Please disclose the body or authority from which you obtained the rights to your domain names.

Directors and Executive Officers, page 27

6. We note your response to comment 26 in our letter dated October 4, 2006 and reissue the comment. In this regard, we note that David Stocknoff also serves as your principal executive officer, principal financial officer, etc.

Plan of Distribution, page 31

7. We note your response to comment 31 in our letter dated October 4, 2006, where you revised your disclosure to indicate that should the selling shareholders donate, pledge, transfer, etc. their shares, you will "[a]mend this prospectus to include the names of such donee, pledge, transferee…." Please revise to indicate, if true, that the amended prospectus will be included in a post-effective amendment.

Financial Statements

General

8. Please update your financial statements in accordance with item 310(g) of Regulation S-B.

Note E – Stock Option and Warrants, page F-12

9. We note your response to comment 43 in our letter dated October 4, 2006 and the form of warrant and subscription agreements filed as exhibits. It appears that the warrants sold in the private placement were not issued and outstanding at June 30, 2006. Please revise to clarify your disclosure accordingly. Also, it appears that the warrants are exercisable for a fixed number of common shares and do not contain net cash settlement or other provisions that would require liability classification pursuant to the requirements of SFAS 150 or SFAS 133 and EITF 00-19. Therefore, it is unclear to us why you have recognized a liability at June 30, 2006. Please tell us the basis in GAAP for your accounting treatment. If you determine that the warrants should be classified as equity to be issued, please revise your financial statements to correct the accounting error. In doing so, please refer to the requirements of SFAS 154.

Note I – Subsequent Events, page F-14

10. We understand that the common stock and warrants issued in July were issued pursuant to the form of the warrant and subscription agreements filed as exhibits. Please confirm our understanding.

Exhibits, page II-2

11. We note your response to comment 35 in our letter dated October 4, 2006. Please file the MERKACOM, INC. agreement as an exhibit. Refer to Item 601(b)(10) of Regulation S-B.

Exhibit 5.1

12. We note that the legality opinion addresses shares of common stock that "[w]ill be, when issued in the manner described in the Registration Statement, legally and validly issued…." Although this language appears appropriate for the shares of common stock that are issuable upon exercise of the warrants, it appears that a portion of the shares being registered for resale in the registration statement have already been issued. Accordingly, please expand your opinion to also opine on the shares of common stock that have already been issued.

***

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional

David Stocknoff
Diet Coffee, Inc.
December 26, 2006
Page 4

comments after reviewing your amendment and responses to our comments.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Ta Tanisha Henderson, Accountant, at (202) 551-3322 or William H. Thompson, Assistant Chief Accountant, at (202) 551-3344 if you have questions regarding comments on the financial statements and related matters. Please contact Scott Anderegg, Staff Attorney, at (202) 551-3342, Kurt Murao, Staff Attorney, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Yoel Goldfeder, Esq.
       FAX (202) 930-9725